Offering Statement for Oneva, Inc. ("Onēva")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Oneva, Inc.

   55 Santa Clara Avenue
   Suite 148
   Oakland, CA 94610

Eligibility

2. The following are true for Oneva, Inc. :

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Chris Seidler

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Work Experience (https://www.linkedin.com/in/chris-seidler-b8b2585/): Oneva, Inc., GM and Sales Director - 10/2020 - Present; Sirius Computer Solutions, Sr. Account Executive - 2001 - Present; Short Bio: Chris started his career with IBM and has been in technology sales positions for 38 years. He has worked with companies of all sizes, advising C level executives on technology trends while directing a team of sales engineers and architects to

design solutions for his clients. His responsibilities at Onēva include enterprise account sales, caregiver sourcing, employee on-boarding and channel sales via our remarketing partners. Prior to Oneva, Chris held a senior position at Sirius Computer Solutions. He is a graduate of Creighton University, with a BSBA degree.

Name
Bo Pitsker

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Work experience (www.linkedin.com/in/bpitsker): Oneva, Inc., Chief Security Officer - 2020 - Present; University of California, Enterprise Security Architect - 2014 - 2019; Short Bio: Pitsker is responsible for safety, security, privacy, and compliance at Onēva. Pitsker's long involvement in application development, networking and security uniquely qualify him to address security and privacy issues facing at-risk organizations. Previously, Pitsker was an enterprise security architect for the University of California. He worked in the Information Technology Services (ITS) Enterprise Architecture team. Bo was responsible for the development of security principles, standards, and guidelines systemwide. Pitsker's security and compliance experience can be summarized as follows: He possesses significant security management and security engineering experience for SEC-, FDA- and DoE-regulated industries. He managed Internet-facing secure servers and connection for large customers such as banks, insurance companies, entertainment industry, etc. Pitsker made patent contributions to the Zantaz (now part of HP Autonomy) Digital Safe™ SEC escrow compliance service. Pitsker earned a B.A. in Liberal Studies, Social Sciences Option (Anthropology and History) with Honors, from California State University, East Bay.

Name
Anita Darden Gardyne

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Work Experience (https://www.linkedin.com/in/agardyne/): Oneva, Inc., President and CEO - 2014 - Present; Short Bio: Technology business visionary Anita Darden Gardyne is an award-winning Black businesswoman with a personal mission of extending women's careers, closing the pay equity gap faster, and creating thousands of living wage jobs. As CEO and Chairman of the Board of Onēva (oneva.com), Gardyne combines her prowess as a trendsetter and trailblazer with this mission. Co-founded by Gardyne in 2014, Onēva reimagines the career for caregivers while providing an enticing and essential employer provided benefit to client employees. The certified Minority Owned Business offers an employer-provided technology platform that matches FBI background checked in-home care providers with employees to help them achieve greater work-life balance and peace of mind. Gardyne collaborated with Microsoft to build Onēva's technology platform, welcoming them as the system's first customer in 2016. Continuing to tap into her skill for rapidly growing and scaling companies, Gardyne is currently cultivating valuable partnerships to further scale Onēva in 2020. For her work, Gardyne was recognized as a "Successful Entrepreneur" by the CA State Assembly in 2020. She was awarded a USPTO patent for "Creating Trust and Safety in the In-Home Care Market" in 2019, with a second patent for an AI video recording device in process. Early iterations of Onēva Concierge Care won "Best Start-Up Silicon Valley 2015" and TechCrunch Disrupt Runner-Up in 2017. Prior to Onēva, Gardyne spent nearly two decades in leadership positions including her role as CFO at Quantum (Seagate), leading a disk drive business unit generating $3.5B in revenue. She has also held roles at Levi Strauss & Co, IDG, and AT&T (Pacific Bell). Gardyne holds an MBA from UC Berkeley's Haas School of Business and a BA in Economics and Economics in the Black Community from UC Berkeley. She has also earned a Certificate for "Scaling your Minority Business" from Dartmouth's Tuck School of Business. Fiercely dedicated to her community, she has served as a Board Member for Oakland's Center for AIDS Services, the Bay Area Girl Scouts, Oakland's Vincent Academy, and the Head of Royce School Parent Association. She also served as District Secretary for the town of Kensington, CA.

Name
Bob Gardyne

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Work Experience (https://www.linkedin.com/in/bobgardyne/): Oneva, Inc., CTO, and Co-Founder - 2014 - Present; Short Bio: Bob Gardyne is responsible for new product development, including conception, user experience, and workflow, architecture, implementation, testing, release, and support. He is also responsible for Onēva's business models, contracts, cap table management, and patents. Bob is a product of San Francisco Bay Area East Bay public schools and met Anita in Bank of America's Telecom department where they were both interns out of UC Berkeley. After graduating with a BSEE/CS from Cal in 1984, Bob has developed consumer, enterprise, and professional products for audio and video markets, including: Award-winning PC graphics cards at Video7; An 1152-port optical switch at startup Xros bought by Nortel in 2001 for $3.25B; Video wall processors at Jupiter Systems and RGB Spectrum, and Native iOS and Android mobile collaboration applications. ; Bob has over 30 years of engineering management experience in both corporate environments as well as startups, and extensive experience hiring and retaining staff. Bob has ten patents, six granted and four pending, including two with Anita at Onēva.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Anita Gardyne

Securities:	9,000,000
Class:	Common Stock
Voting Power:	94.2%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Onēva, Inc (Oneva.com) was founded in January 2014 by Anita Darden Gardyne and Bob Gardyne. Married 34 years, Anita serves as the President and CEO while Bob is the Head of Product & Chief Technology Officer. The company headquarters are in Oakland, CA and is a Delaware based C Corp. Graduates of UC Berkeley's Haas School of Business and its

College of Engineering in the 1980's, Anita and Bob each worked as technical executives at several Silicon Valley notable companies. Their family responsibilities eventually grew to provide care for two children, aging parents, two homes, and pets. Occasional support for several relatives with special needs was also required. Recognizing in-home care as a solution to their problem, they became frustrated searching for trusted and safe in-home care only to learn it did not exist in the marketplace. Believing both access to trusted care AND earning a living rate for delivering quality, professional care are human rights, Anita and Bob went to work and co-founded Onēva to reimagine the career for caregivers while providing an enticing and essential care service to local SF Bay Area families. In 2015, Onēva was awarded the "Best Start-Up Silicon Valley 2015." That recognition attracted Intel's Head of Benefits to request that Onēva modify its consumer platform so that it could offer Onēva Concierge Care as an employer-provided benefit. They also directed Onēva to secure and maintain certification by the National Minority Supplier Diversity Council (NMSDC) as a Black-owned business. Onēva agreed and pivoted away from its revenue-generating consumer business to redesigning its technology to meet corporate security and privacy standards. By 2017, Fred Thiele, Microsoft GM – Benefits and Mobility, was working collaboratively with Anita and Bob to redesign their technology and contracted for thousands of Silicon Valley-based Microsoft employees to have access to Onēva Concierge Care 1.0 as an employee benefit. The product adoption was significant and confirmed product demand, pricing, and key product attributes. Onēva' s 1.0 prototype even earned a Silver award at "TechCrunch Battlefield – SF" in fall 2017 and a spot at Silicon Valley's Plug N Play Insurance company Accelerator in Spring 2018. Rick McKenney, Unum President approached Anita at the Insurance Accelerator and asked, "Can you onboard 100M customers in the US and UK?" after hearing her present to a group of insurance executives about Onēva Concierge Care's benefits and capabilities. After meetings with several Unum executives, it was clear that a second iteration of the Onēva Concierge Care platform would be required to meet Rick's service and scaling expectations, consistent with Unum's mission. With that guidance, Onēva 2.0 was developed and introduced into the marketplace in spring 2020. We are honored to declare that Onēva 2.0 is available and meets Rick's high-level requirements. Onēva Concierge Care 2.0 is an enterprise-grade, GDPR compliant platform that plays a critical role in matching safe, trusted, and compliant in-home care caregivers with businesses and their employee customers. The United States Patent and Technology Office Awarded Onēva Patent # 62/004,097 for "Creating Trust & Safety in the Occasional In-Home Care" on December 31, 2019. Onēva Inc remains Oakland, CA. based and an NMSDC certified Minority Owned Business. Women's Business Enterprise National Council (WBENC) WBE certification is in process with tracking number 20683858. Technology Platform: Onēva is a technology firm that provides the Onēva Concierge Care Platform. This trust-enabling software product provides enterprises the ability to give their employees in-home care as a voluntary wellness benefit. Employees and their extended families can use the Platform to view, chose, select, and pay for caregivers, all of who are background checked via the FBI database and whom we verify as independent business operators. Classification of caregivers as independent business operators assures compliance with state-specific worker laws, maintains the flexibility of "gig economy" jobs, and affords caregivers improved safety knowing work occurs in the homes of Unum employees and that work pays at least the region-specific minimum living rate. Both the employee-customer and caregiver agree to the match. Caregivers on the Onēva platform offer in-home care services, including People Care such as infant care, childcare, adult care, elder care, special needs care, and massage; driving associated with People Care, and other care services such as housekeeping and pet care. The Onēva platform is built for the enterprise. Key product features are focused on the scalability, reliability, and maintainability of the application. Some technology examples incorporated into Onēva include Microsoft Azure, which provides cloud scalability, Kubernetes adds manageability (amongst other benefits) and Ionic supports the mobile cross-platform development environment.

Onēva currently has 10 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Oneva, Inc. speculative or risky:
   1. Public health epidemics or outbreaks could adversely impact our business. In May 2020, the global tally of confirmed cases of the coronavirus-borne illness COVID-19 exceeded 150 million. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and how governmental entities treat its impact, among others. In particular, the spread and treatment of the coronavirus globally may cause sudden limitations on in-home visits, which could adversely impact our operations, and could have an adverse impact on our business and our financial results.
   2. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.
   3. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.
   4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
   5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a

"liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

7. Need for Additional Capital The Company is seeking to raise $534,999 in the Offering. Continuation of the Company's operations once those funds have been consumed will require the generation of sufficient revenues from sales (of which there can be no assurance) or may require the obtaining of additional debt or equity financing (which may or may not be available to Company). Any additional equity financing required by the Company would have the effect of diluting the ownership percentages of the shareholders of the Company. If such additional financing is needed but cannot be obtained, the Investors may lose their entire investment. The Company's ability to obtain future financing, including debt financing, may be restricted by interest rates, the regulatory environment, laws and rules affecting the Company's business. In addition, the Company's ability to obtain future financing may be restricted by the fact that the Offering is being conducted in reliance on certain exemptions from the registration requirements of the Securities Act and their equivalents in various states. In order to ensure the continuing effectiveness of these exemptions, the Company may have to limit the amount of funds that it raises from certain types of Investors for a period of time following the closing of the Offering. If the Company does not receive the full $534,999 of this Offering, the need for additional financing in 2021 and early 2022 may be required sooner and we may not be able to secure the additional required funding in a timely manner. The current $534,999 raise is part of an overall seed round campaign to raise approximately $2,300,000 to fund extremely rapid caregiver and customer onboarding in our two-region blast to San Francisco (home base) and Seattle (home of Microsoft with whom we had our 2017 SF pilot).

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings,*

or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Oneva, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding

Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $534,999 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

The current $534,999 raise is part of an overall seed round campaign to raise approximately $2,300,000 to fund extremely rapid caregiver and customer onboarding in our two-region blast to San Francisco (home base) and Seattle (home of Microsoft with whom we had our 2017 SF pilot). The two-city launch requires a total of 30 on-the-ground local operations staff and is supported by a bump in our professional PR spend from $7,000 to $12,000 per month to get us in the press and in interviews 2-4 times a week in each market and new spend on professional marketing support from David Meltzer's (sports organization) to use professional athletes to help attract and recruit caregivers. Our VP of Sales lives in Seattle, so we've already been there since last October, but we'll need an office, lots of operations staff for onboarding, and good operations managers – we're certain to spend money on recruiters to get key positions in headquarters, SF operations and Seattle operations filled quickly.

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$26,215
Enterprise Sales	$0	$20,000
Customer Onboard Staff SF & Seattle	$0	$50,000
Caregiver Onboard Staff SF & Seattle	$0	$75,000
Platform Enhancements	$0	$30,000
Video equipment	$0	$20,000
Computers	$0	$12,500
Seattle Office Rent/Furniture	$0	$12,500
Recruiting	$0	$75,000
Legal - Patent	$0	$15,000
PR - SF and Seattle	$0	$18,000
Sports Marketing	$0	$15,000
Security	$0	$20,000
Repay debt	$0	$105,784
Video, digital &physical collateral	$9,510	$40,000
Total Use of Proceeds	**$10,000**	**$534,999**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Oneva, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

We are issuing Securities at an offering price of $1.51 per share.

14. Do the securities offered have voting rights?

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	13,000,000	9,559,166	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Option Pool 1	Exercise Price: 0.0001$	628,334
Option Pool 2	Exercise Price: 0.001$	437,867

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion. If the outstanding option contracts are exercised your ownership in the company will be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	Darden Family Trust
Amount Outstanding:	$166,600
Interest Rate:	10.0%
Maturity Date:	January 24, 2022

Other Material Terms:	Balloon plus interest at maturity.
Creditor(s):	Leon Krajian
Amount Outstanding:	$125,000
Interest Rate:	10.0%
Maturity Date:	June 8, 2021
Other Material Terms:	Balloon plus interest at maturity.
Creditor(s):	Cooley (current law firm)
Amount Outstanding:	$55,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Anita & Bob Gardyne
Amount Outstanding:	$52,500
Interest Rate:	10.0%
Maturity Date:	June 8, 2021
Other Material Terms:	Balloon plus interest at maturity.
Creditor(s):	Tom Brophy
Amount Outstanding:	$70,000
Interest Rate:	10.0%
Maturity Date:	December 24, 2021
Other Material Terms:	Balloon plus interest at maturity.
Creditor(s):	Rodney Malpert
Amount Outstanding:	$39,000
Interest Rate:	10.0%
Maturity Date:	July 12, 2021
Other Material Terms:	Balloon plus interest at maturity.
Creditor(s):	WSGR (founding law firm)
Amount Outstanding:	$46,032
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Chris Yeh
Amount Outstanding:	$10,000
Interest Rate:	10.0%
Maturity Date:	July 12, 2021
Other Material Terms:	

Creditor(s):	Convertible Series 1
Amount Outstanding:	$259,584
Interest Rate:	6.0%
Maturity Date:	June 20, 2021
Other Material Terms:	

Qualified Financing event: $3,000,000 or more, Valuation Cap: 13,000,000, Discount:20%, Convertible into Common Stock.

Creditor(s):	Convertible Series 2
Amount Outstanding:	$609,500
Interest Rate:	6.0%
Maturity Date:	June 20, 2021
Other Material Terms:	

Qualified Financing event: $3,000,000 or more, Valuation Cap: 4,000,000, Discount:20%, Convertible into Common Stock.

Creditor(s):	Convertible Series 3
Amount Outstanding:	$135,927
Interest Rate:	6.0%
Maturity Date:	June 20, 2021
Other Material Terms:	

Qualified Financing event: $3,000,000 or more, Valuation Cap: 8,000,000, Discount:20%, Convertible into Common Stock.

Creditor(s):	SAFE
Amount Outstanding:	$54,944
Interest Rate:	0.0%
Maturity Date:	Payable On Demand
Other Material Terms:	Valuation caps of $12,000,000.

Creditor(s):	Convertible Series 4
Amount Outstanding:	$429,678
Interest Rate:	6.0%
Maturity Date:	June 20, 2021
Other Material Terms:	

Qualified Financing event: $3,000,000 or more, Valuation Cap: $8,000,000, Discount:20%, Convertible into Common Stock.

Creditor(s):	Convertible Series 5
Amount Outstanding:	$505,432

| Interest Rate: | 6.0% |
| Maturity Date: | June 20, 2021 |

Other Material Terms:

Qualified Financing event: $3,000,000 or more, Valuation Cap: 12,000,000, Discount:20%, Convertible into Common Stock.

Creditor(s):	Convertible Series 6
Amount Outstanding:	$1,515,675
Interest Rate:	6.0%
Maturity Date:	June 20, 2021

Other Material Terms:

Qualified Financing event: $3,000,000 or more, Valuation Cap: 13,000,000, Discount:20%, Convertible into Common Stock.

Creditor(s):	Convertible Series 7
Amount Outstanding:	$500,265
Interest Rate:	6.0%
Maturity Date:	June 20, 2021

Other Material Terms:

Qualified Financing event: $3,000,000 or more, Valuation Cap: 13,000,000, Discount:20%, Convertible into Common Stock.

25. What other exempt offerings has Oneva, Inc. conducted within the past three years?

| Date of Offering: | 05/2018 |

Exemption:

Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

| Securities Offered: | SAFE |
| Amount Sold: | $55,803 |

Use of Proceeds:

Sales, General, and Administrative Expenses.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Darden Family Trust	Family owned entity	Loan	$166,600
Anita & Bob Gardyne	Founders, Board Members, Executives	Loan	$52,500

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Revenues increased in the year ended December 31, 2020 by $14,200 , or 101%, to $28,275 from $14,075 in the year ended December 31, 2019. Gross profit increased in the year ended December 31, 2020 by $11,997 , or 85%, to $26,067 from $14,070 in the year ended December 31, 2019. Our operating expenses increased in the year ended December 31, 2020 by $475,678 , or 78%, to $1,088,814 from $14,075 in the year ended December 31, 2019. The majority of our operating expenses are payroll costs, which increased in the year ended December 31, 2020, by $411,801, or 119%, to $758,073 from $346,272 in the year ended December 31, 2019. Cash used in operating activities increased in the year ended December 31, 2020, by $346,626, or 49%, to $1,059,183 from $712,557 in the year ended December 31, 2019. To fund the cash burn from operations, we have been successful in raising cash from the sale of convertible notes. We issued convertible notes totaling $3,703,890 in the year ended December 31, 2020, and $2,573,496 in the year ended December 31, 2019. Additionally, in 2020 we received a loan of $86,210 under the Paycheck Protection Program which has been fully forgiven in 2021. In 2021, the Company entered into several loans with private investors totaling $244,000, with 10% interest. There are no minimum monthly payments and principal plus accrued interest is due as a balloon payment upon additional funding. In 2021, related parties provided $110,500 to the Company, with 10% interest. There are no minimum monthly payments and the principal plus accrued interest are due as a balloon payment upon additional funding. We continue to seek new capital to fund our business plan.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

        2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
        1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
        2. places limitations on the activities, functions or operations of such person?
        3. bars such person from being associated with any entity or from participating in the

offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Oneva, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Video Transcript: 0:00 David Give us a little bit of background on how you created Onēva and why 0:03 Anita We recognize the tremendous need for care. Not just for the elderly, we all knew with the baby boomers 2000 per day would be retiring. 0:12 But we never imagined my husband and I who's here with me, that we'd be in the sandwich generation needing to provide care for my mom. 0:19 At the same time, we still have kids in, you know, at home in school. So, out of that, we started to look to see what was available in the marketplace with some technology companies, even some that may have care in the name only to find out they're no different than Tinder or Craigslist, or some of those other places. 0:37 So that compelled us to build Oneva, which is the first regulated care company, that's a marketplace that's accessible to folks to have FBI background check caregivers to come into their home to provide that care for their moms and their kids. And, you know, we're blessed that thanks to Reverend Jesse Jackson, who saw us when we were operating our small consumer platform in 2014, introduced us to Fred Thiele the VP of benefits at Microsoft. And since that day, we've had some unfair market advantage in building our one-of-a-kind, patented technology platform. 1:09 What we've built is ready for global scale. And that's important. So, we're excited to be able to launch here in the Bay Area, 1:16 David The biggest value why I'm involved with Onēva right, besides wanting to make a lot of money and helping a lot of people is that I believe that we need to invest in taking care of our families. 1:28 You know, and that's what the business means to me. And I think, Reverend Jackson, you being honored in the American dream, it's really my theme of the day you represent the American dream, you did not let what other people think what was missing in your life, or what you didn't want in your life to get into your way of getting what you wanted to allow it to help other people and you're empowering millions of people, and you're going to empower millions more, and I just so happy to be a part of it. 1:54 They can catch you on Season Two of Two Minute Drill, by the way, although I will tell you that your pitch here was even better than your pitch on the TV show. Where can people find you? 2:04 Anita Hey, I'm Anita@oneva.com, oneva.com you can find me Video Transcription: OnevaMe Demo Video Transcript 4/13/2021 0:02 The Onēva concierge care technology platform delivers trusted personalized in-home care as an employer provided benefit. 0:11 Finding trusted caregivers can be a full-time job. 0:14 The OnēvaMe app makes it so finding caregivers only takes minutes. 0:18 Watch how easy and convenient finding a quality caregiver with a fingerprint-based living FBI background check can be. 0:27 Today I need to schedule childcare with driving. 0:30 I need my own OnēvaPro to pick up my daughter at 330 from school, drive her to our home, help her find a healthy snack and get her homework started. 0:39 The Onēva platform has returned four independent business operators who will come to my door. 0:45 Onēva only presents caregivers who meet all applicable local and state requirements and who have a living FBI background check. 0:53 Meaning if a violation is found, Onēva is notified, and the individual is removed from the platform, so they're not in anyone's home. 1:01 Watch May's video and see for yourself what an outstanding OnēvaPro she is. 1:08 Hello, my name is May, and I would love to take care of your family as your Onēva Caregiver. 1:13 My services include driving and childcare. 1:16 I have over eight years of childcare experience for both agencies and private homes. 1:21 I love working with children and enjoy, their playfulness and creativity. 1:26 I look forward to bringing my care to you and your family as your OnēvaPro. 1:32 I can also see May's current TrustLine Certification, meaning that Onēva has verified that she has passed and maintains a fingerprint-based living FBI background check. 1:45 May also has first aid and CPR and I can see her past experience with two other families, all of her personal car and insurance information. 1:54 I choose May. 1:57 I add in a note about a healthy snack, and then I'd like her to start her homework. 2:02 I click post booking, and May will get a push notification about this job. 2:08 See, there's my request. 2:11 Onēva offers GDPR level data protection and privacy. 2:15 So, May will only be able to see some of my information, just enough to let her know if she can meet the request. 2:24 May gets another push notification confirming that she's got the job, and now has access to my detailed instructions and locations. 2:33 Once May is done with this job, all of my private information is withdrawn. 2:38 In less than three minutes Onēva found me four FBI background checked caregivers, their references, current certifications and availability. 2:47 I'm done booking care for my daughter today, and I can easily get back to work knowing she will be well taken care of.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

   Once posted, the annual report may be found on the issuer's web site at: https://www.oneva.com/

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   - the issuer liquidates or dissolves its business in accordance with state law.